SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELETRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26
PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) informs its shareholders and the market in general that received the following indication, made by minority shareholders holding preferred shares, as a candidate for the position of alternate member of Eletrobras’ Fiscal Council, as provided for in its Bylaws, for resolution at the Company's 58th Annual Shareholders' Meeting to be held on 27 April 2018 ("58th ASM"), namely Charles René Lebarbenchon.

As a result of the aforementioned indication, the Company hereby informs that it has restated on this date the "Voting Ballot" regarding the 58th Annual Shareholders’ Meeting, to include him in the list of candidates for an alternate member of the Company's Fiscal Council, wich is available for consultation on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and the Eletrobras Investor Relations website (www.eletrobras.com/ir), as well as the information regarding the aforementioned candidate, as referred to in CVM Instruction 481 of December 17, 2009, as amended ("CVM Instruction 481"), are attached to this Notice to Shareholders.

We hereby inform that, pursuant to Law No. 13,303/2016 ("State-owned companies Law"), regulated by Decree No. 8,945/2016, which establishes and regulates the legal status of public companies, mixed capital companies and their subsidiaries, among which Eletrobras, which establishes that the Board of Directors and members of the Company's Fiscal Council must meet certain eligibility requirements so that they can be elected and take office.

In this sense, Eletrobras points out that the appointment of Mr. Charles René Lebarbenchon is still under review by the Committee Personnel and Eligibility of the Company, responsible for verifying compliance with the eligibility requirements set forth in the State-owned companies Law, the Decree that regulates it, the Brazilian Corporate Law and the Indication Policy in the Holding Company and Subsidiaries, Associates, Foundations and Associations of Eletrobras Companies, and, in the event that full compliance with such eligibility requirements is not verified Eletrobras clarifies that the votes attributed to this candidate will be considered as invalid. The result of this analysis will be duly disclosed by the Company, in the form of a new Notice to Shareholders, as soon as it is known about its content.

Lastly, in the scope of the distance voting process provided for in Chapter III-A, CVM Instruction 481 and other pertinent instructions, Eletrobras clarifies that votes already conferred on other deliberations and/or candidates already included in the Voting of this amendment, shall be considered valid, unless the shareholder issues new voting instructions. However, shareholders who have already submitted voting instructions may, if they so wish, re-submit, if they so wish, up to seven days before the date of the

NOTICE TO SHAREHOLDERS

58th ASM, the maximum time limit for receipt by the Company, of the voting instructions related to the 58th ASM, of article 21-B of CVM Instruction 481.

The Company also notes that the deadline for shareholders to submit new voting instructions, that is, April 20, 2018, has not changed, and to avoid that their voting instructions can be considered as conflicting, it is recommended that the shareholder send his new instruction to the same previously used service provider.

Rio de Janeiro, April 6, 2018.

Armando Casado de Araujo
CFO and Investor Relations Officer

São Paulo, April 2, 2018

To

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS Av. Presidente Vargas, 2409 – 13º andar – Centro Rio de Janeiro – RJ

C/O Mr. Armando Casado de Araújo – Investor Relations Officer

C/O Mr. José Guimarães Monforte – Chairman of the Board of Directors

Ref.: Request for inclusion of candidate nominations in the Remote Voting Bulletin

       Dear Sirs,

     GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund enrolled with the CNPJ/MF under no. 08.935.128/0001-59, herein represented by its manager GF GESTÃO DE RECURSOS LTDA., enrolled with the CNPJ/MF under no. 09.630.188/0001-26, with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Praça XV de Novembro, 20, 12º andar, Group 1201B, Centro, 74, herein represented pursuant to its Instrument of Organization; HAGOP GUEREKMEZIAN, Brazilian, married, industrial, bearer of identity card no. 3.846.509-7, CPF no. 455.968.408-15, HAGOP GUEREKMEZIAN FILHO, Brazilian, single, engineer, bearer of identity card no. 34.201.0001-1, CPF no. 308.324.198-42, REGINA NIETO MOTTA GUEREKMEZIAN, Brazilian, married, lawyer, bearer of identity card no. 7.334.616-0, CPF no. 141.401.088-51, KAROLINE GUEREKMEZIAN, Brazilian, married, businesswoman, bearer of identity card no. 34.202.000-6, CPF no. 308.324.238-74; with head office at Rua Dr. Renato Paes de Barros, 1017, 11º/12º andar, individually referred to as "Shareholder" and jointly as "Shareholders"; in the capacity of shareholders of CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS ("Company"), hereby, through its undersigned attorney, in accordance with the attached powers of attorney (doc.01), in view of the rejection of the nominations of candidates, in accordance with Eletrobras letter CTA-DF-01249/2018, requests the inclusion of the following nominations of alternate candidates to the Audit Committee of the Company in the Remote Voting Bulletin, whose curricula are included below (doc.02), namely:

     For the Fiscal Council, under the terms of article 161, §4, letter "a" of Act no. 6.404/76, where the holders of preferred shares vote, CHARLES RENNE LEBARBENCHON, Brazilian, lawyer, enrolled with the CPF/MF under no. 769.387.609-00, with professional address at Av. Prefeito Osmar Cunha, 183, Bloco B, 6º andar, suites 609 to 613, Ceisa Center, Centro, Florianópolis, Santa Catarina, Postal Code 88015-100, to apply for the position of alternate member.

     For the Fiscal Council, under the terms of article 161, §4, letter "b" of Act no. 6.404/76, where the holders of common shares vote, ANDRÉ EDUARDO DANTAS, Brazilian, lawyer, enrolled with the CPF/MF under no. 114.748.808-96, with professional address at Av. Paulista, nº 1499, cj.901-3, São Paulo/SP, Postal Code 01311-100, to apply for the position of alternate member;

The reference forms are presented below with the indications proposed herein, considering that the candidates do not currently compose the Company’s Board:

CHARLES RENNE LEBARBENCHON
Date of Birth:	28/10/1969	Profession:	Lawyer
No. of consecutive terms in	Not	Percentage of Participation in	Not
office:	applicable	Meetings:	applicable
Administration organ:	Not
applicable
Date of election:	Not	Office taking date:	Not
	applicable		applicable
Term in office:	Not	Was elected by the controller:	Not
	applicable		applicable

Other positions and functions performed at the issuing body: not applicable.

Professional experience / Declaration of possible convictions / Criteria for independence: Charles René Lebarbenchon since 2013 is a member of Escritório Lebarbenchon, Pedroza & Boheme Advogados. He is a Member of the Fiscal Council of BRASKEM S.A. (2017-2018) and an Alternate Member of the Fiscal Council of USIMINAS S.A. (2017-2018), was a member of Gasparino, Fabro, Lebarbenchon, Roman, Sachet & Marchiori Sociedade de Advogados, leaving to take over the Legal Department of the Brazal-Brasil Alimentos S.A., in addition he held the following positions: (i) 2015 Member of the Board of Directors of Brazpeixes S/A (ii) Effective Member of the Board of Directors of AES Eletropaulo S/A 2014 to 2016; (iii) Coordinator of the Fiscal Council of Eternit S/A 2013 to 2014; (iv) Member of the Fiscal Council of SICOOB Advocacia 2013 to 2015; (v) Member of the Fiscal Council (alternate) of BIC Banco; (vi) Member of the Board of Directors (alternate) of AES Eletropaulo S/A 2012 to 2014; (vii) Member of the Advisory Board of Instituto de Previdência OABPrev-SC, from 2011 to 2012; (viii) Benefits Officer of Instituto de Previdência Privada OABPrev-SC from 2009 to 2012; (ix) Member of the Board of Directors of Gaspart S/A since 2009. Charles René does not have any criminal conviction, any adverse judgment in an administrative proceeding of the CVM, or any final and non-appealable conviction, at the judicial or administrative level, which has suspended or disqualified the practice of professional or commercial activities.

ANDRÉ EDUARDO DANTAS
Date of Birth:	11/10/1971	Profession:	Lawyer
No. of consecutive terms in	Not	Percentage of Participation in	Not
office:	applicable	Meetings:	applicable
Administration organ:	Not
applicable
Date of election:	Not	Office taking date:	Not
	applicable		applicable
Term in office:	Not	Was elected by the controller:	Not
	applicable		applicable

Other positions and functions performed at the issuing body: not applicable.

Professional experience / Declaration of possible convictions / Criteria for independence: André Eduardo Dantas is an effective member of the Fiscal Council of AES Tietê S.A. since May 2016, a lawyer and member of Escritório Gasparino, Sachet, Roman, Barros & Marchiori Advogados since 2008, specialized in Tax and Corporate Law, and member of the Legal Commission of IBGC –Instituto Brasileiro de Governança Corporativa. He was Legal and Tax Manager of Brasil Telecom S/A, of the Coimex Group and of Atacadão (Carrefour). He was Coordinator of the Fiscal Council of ETERNIT (2015-2017), a member of the Fiscal Council of Tecnisa and of AES Eletropaulo (2013/2014). He is a current member of the Grupo de Governança Corporativa – GGC. André

       Eduardo Dantas does not have any criminal conviction, any adverse judgment in an administrative proceeding of the CVM, or any final and non-appealable conviction, at the judicial or administrative level, which has suspended or disqualified the practice of professional or commercial activities.

     The candidates inform that if they are elected, they will sign the Declaration of Clearance, under the terms of the current corporate law.

     The shareholders request that this letter be disseminated on the worldwide computer network ^Internet_ through the empresas.net system on the website of the Securities and Exchange Commission.

     It is important to communicate such applications to the representatives of non-resident investors, in the English language, and not less important, that the dissemination shall occur under the exact terms of this letter, with full transparence of the form and procedures through which candidates are positioning themselves, and their respective curricula.

     Thus, the shareholders are waiting for the nominations currently made to be inserted in the Remote Voting Bulletin, so that the other shareholders of the Company can be aware of these nominations as soon as the disclosure by the Ordinary General Meeting is released to the market.

     Finally, without detriment to the disclosure of the candidates through the Remote Voting Bulletin, the shareholders also request that the American Depositary Receipt – ADR – Voting Note contain the same information, thus preventing the shareholders, especially non-residents, from finding different voting situations for the same matters.

Sincerely,

_____________________________________________________
GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES HAGOP GUEREKMEZIAN
HAGOP GUEREKMEZIAN FILHO
REGINA NIETO MOTTA GUEREKMEZIAN KAROLINE GUEREKMEZIAN
P.P. DANIEL ALVES FERREIRA

CHARLES RENÉ LEBARBENCHON

Affiliation: Nemrod Luiz Lebarbenchon and Dalva Abigail Lebarbenchon
Date of birth 28/Oct/1969-CPF 769387609-00
55 (48) 98407 48-2240/ 55 (48) 3271-0036/55 (48) 48 3207-7412

charles_adv@.hotmail.com

ACADEMIC TRAINING

1990-1995 University of Vale do Itajaí-UNIVALI-Bachelor of laws 2008 MBA-FGV-tax law 2015 Menagement Advisor Course by IBGC

PROFESSIONAL EXPERIENCE

2016 Founding partner of LPB advocates – in the areas of fiscal regularity, mergers and acquisitions and corporate and business succession planning.

2016 2017 Member of the Fiscal Board of AES Eletropaulo S/A 2015 2017 Member of the Board of Directors of Brazpeixes S/A

2014- 2015 Legal Director Brazil Alimentos S/A

2014- 2016 Member of the Board of Directors of AES Eletropaulo S/A

2013- 2014 Fiscal Council Coordinator of Eternit s.a.

2013- 2015 Member of the Fiscal Board of SICOOB Advocacy

2013- 2013 Member of the Fiscal Board (substitute) of the BIC Bank S/A

2012- 2014 Member of the Board of Directors (substitute) of AES Eletropaulo S/A

2011- 2012 Member of the deliberative Council of the Institute of OABPrev Security-SC.

2009- 2012 Member of the Board of Directors of Gaspart did S/A

2008- 2011 Benefits Director of Instituto de Previdência Privada OABPrev-SC. 2009- 2011 External consultant Innovare award – Justice of the 21st century for the States of SC and RS (FGV/Valley/Globe).

2008- 2009 Legal Assistant of the President of Centrais Elétricas de Santa Catarina – Celesc, acting with the clerk of the Board of Directors.

2007- 2014 Founding partner of GFLRSM Lawyers, based in Florianópolis and branches in São Paulo, Rio de Janeiro, Manaus and Brasília.

_________________________________
CHARLES RENÉ LEBARBENCHON

Florianópolis, 20 February 2017

CENTRAIS ELÉTRICAS BRASILEIRAS S.A – ELETROBRAS
ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Candidate nominated to the Fiscal Council

12.5 Registration data and professional experience:

Name	Date of Birth	Age	Profession

Charles René Lebarbenchon	10/28/1969	48	Lawyer

CPF or Passport (PAS)	Elective Position Held	Election Date	Office Taking Date

769.387.609-00	Fiscal Council Alternate	04/27/2018

Other functions and
Term in Office	positions held in the	Indication if Elected by Controller
Company

AGM 2020	Not applicable		No

Indication if he is an Independent Member		No. of Consecutives Terms:

Yes

Professional Experience

Charles René Lebarbenchon holds a bachelor's degree in Law from the Universidade do Vale do Itajaí – UNIVALI, since 1995 and specialist (MBA) in Tax Law from Getúlio Vargas Foundation – FGV/RJ. In the last five years, he was a member of Gasparino, Fabro, Lebarbenchon, Roman, Sachet & Marchiori Sociedade de Advogados, leaving to take over the Legal Department of the Brazal-Brasil Alimentos S.A., in addition he held the following positions: (i) 2017 to 2018 Member of the Fiscal Council (holder) of Braskem S/A; (ii) 2017 to 2018 Member of the Fiscal Council (alternate) of USIMINAS S/A; (iii) 2016 to 2017 Member of the Fiscal Council (holder) of AES Eletropaulo S/A; (iv) 2015 to 2016 Member of the Board of Directors (holder) of Brazpeixes S/A; (v) 2014 to 2016 Member of the Board of Directors (holder) of AES Eletropaulo S/A; (vi) 2013 to 2014 Coordinator of the Fiscal Council of Eternit S/A; (vii) 2013 to 2015 Member of the Fiscal Council (alternate) of SICOOB Advocacia; (viii) 2013 Member of the Fiscal Council (alternate) of BIC Banco S/A; (ix) 2012 to 2014 Member of the Board of Directors (alternate) of AES Eletropaulo S/A and (x) 2009 to 2014 Member of the Board of Directors (titular) of Gaspart S/A.
Declaration of Any Convictions

Charles René Lebarbenchon does not have any criminal conviction, any adverse judgment in an administrative proceeding of the CVM, or any final and non-appealable conviction, at the judicial or administrative level, which has suspended or disqualified the practice of professional or commercial activities.

12.6 Percentage of Participation in Board Meetings in the last business year, carried out by the respective body that occurred after the investiture in office:

Member	Participation in Board Meetings(%)
Charles René Lebarbenchon

12.7 Information mentioned in item 12.5 in relation to members of the statutory committees, as well as of the audit, risk, financial and remuneration committees, even if such committees or structures are statutory:

The company has no statutory or non-statutory audit, risk, financial and remuneration committees.

12.8 Information on acting as a member of statutory committees, as well as of audit, risk, financial and remuneration committees:

Not applicable, since, at present, the Company has no committee installed

12.9. Information on the existence of a marital relationship, stable union or kinship up to the third degree between:

a. administrators of the Company

There is no kinship between members of the fiscal council indicated among them.

b. (i) administrators of the Company and (ii) administrators of entities directly or indirectly controlled by the Company

There is no kinship between members of the fiscal council indicated and the administrators and the members of the fiscal coucils of entities directly or indirectly controlled by the Company.

c. (i) administrators of the Company or of its directly or indirectly controlled entities and (ii) direct or indirect controllers of the Company

There is no kinship between members of the fiscal council indicated and the controllers of the Company.

d. (i) administrators of the Company and (ii) administrators of direct or indirect controllers of the Company

There is no kinship between members of the fiscal council indicated and the administrators and the members of the audit committees of direct or indirect controllers of the Company.

12.10. Information on relationships of subordination, service rendering or control maintained in the last 3 business years among administrators of the Company

a. entity directly or indirectly controlled by the Company

Not applicable, since there is no relationship of subordination, service rendering or control maintained among the members of the audit committee indicated (other than those related to the performance of the tasks of their respective positions in the Company), the Company and the controllers of the Company.

b. direct or indirect controller of the Company

Not applicable, since there is no relationship of subordination, service rendering or control maintained among the members of the audit committee indicated (other than those related to the performance of the tasks of their respective positions in the Company), the Company and the controllers of the Company.

c. if relevant, supplier, customer, debtor or creditor of the Company, its controlled or controlling companies or controlled companies of any of these persons

Not applicable, since there is no relationship of subordination, service rendering or control maintained among the members of the fiscal council indicated (other than those related to the performance of the tasks of their respective positions in the Company), the Company, its controlled or controlling entities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.